FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2005	Commission File Number 1-11130

ALCATEL
(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: January 28th, 2005	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel and Finmeccanica creating the new European space industry leader

Paris/Rome, January 28, 2005 — Alcatel (Paris: CGEP.PA and NYSE: ALA) and Finmeccanica (Milano: SIFI.MI, FNC.IM), today announced the signature of final agreement to merge their space activities through the creation of two joint ventures companies, to which both partners will contribute their respective satellite industrial and service activities.

The first company, Alcatel Alenia Space, of which Alcatel will hold 67% and Finmeccanica 33%, will combine Alcatel Space and Alenia Spazio’s activities. It will concentrate on the design, development, and manufacturing of space systems, satellites, payloads, instruments and associated ground systems for civilian and military applications. The headquarters of Alcatel Alenia Space will be located in France, with plants in France, Italy, Belgium and Spain. With estimated 2004 sales of 1.8 billion euros and around 7,200 people, it will create the European leader in satellite systems and services.

The second company, Telespazio, of which Finmeccanica will hold 67% and Alcatel 33%, will combine Telespazio with Alcatel Space Services and Operations activities. It will concentrate on operations and services for satellite solutions, which includes control and exploitation of space systems as well as value-added services for networking, multimedia and earth observation. Its headquarters will be located in Italy with plants in Italy, France and Germany. With estimated 2004 sales of 350 millions euros and around 1,400 people, it will be a key player in the space services market.

The two Groups have decided to combine their respective space businesses to consolidate significant operational synergies and economies of scale (mainly in R&D, product development, procurement policy and increased industrial efficiency), which will improve these businesses operating profitability by several points and will be realized progressively, in line with business cycles.

The management team for each company will be appointed in the coming weeks.

Alcatel and Finmeccanica will account for Alcatel Alenia Space and Telespazio using proportional consolidation. Alcatel and Finmeccanica will have a cash/debt impact of €109m for the two companies respectively, at the closing date.

The completion is expected during 2005 subject to necessary approvals by regulatory authorities.

About Finmeccanica, S.p.A.
Finmeccanica is Italy’s leading high-tech company, operating in the design and manufacture of helicopters, civil and military aircraft, aerostructures, space satellites and infrastructure, satellite services, command and control systems, defence electronics and systems, communications, security and IT. Finmeccanica participates in some of the largest international programmes in the sector through well-established alliances with European and American partners. Finmeccanica also boasts significant manufacturing assets and skills in the transport and energy sectors. With operations in Italy and abroad, it employs around 46,000 staff in total. Finmeccanica spends

14,5% of its revenues on research and development. For more information, please visit http://www.finmeccanica.it

Finmeccanica Press Contact
Press Office	Tel :+ 39 06 32473313	ufficiostampa@finmeccanica.it

About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks; applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries.

For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com
Florence Pontieux / HQ	Tel :+ 33 (0)1 40 76 12 02	florence.pontieux@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com